UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period:   March 22, 2010           File No.  001-33496

DEJOUR ENTERPRISES LTD.
(Name of Registrant)

598-999 Canada Place, Vancouver, British Columbia, Canada, V6C 3E1
(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F ☒	FORM 40-F ☐

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

Dejour Oil Discovery Tests Over 500 Barrels of Oil per Day

Company Anticipates Positive Operating Cash Flow from Woodrush

Calgary Alberta, March 22, 2010 -- Dejour Enterprises Ltd. (NYSE-AMEX: DEJ / TSX: DEJ) today releases the results of a 24 hour production test of the new oil discovery at its 75% owned Woodrush project in the Peace River Arch, NE British Columbia that was announced last week.

Production casing was set on Well A-1-I/94-H-02 after it encountered a Halfway oil pool and other productive horizons (See Dejour news release of March 17, 2010). This well was drilled to a newly defined seismic feature north of the original Woodrush oil discovery made in Dejour’s D-91-H well, in 2008. The A-1-I well was subsequently completed in the Halfway sand and flow tested in excess of 500 Barrels of Oil per day (BO/day) of light sour oil during a 24 hour test. Pipelines are now being laid to Dejour's central production facility. Production is to commence prior to the end of March at initial rates between 300 and 400 BO/day.

This addition boosts the Woodrush gross production to over 1000 BOE/d, approximately 50% oil. Dejour is operator with a 75% WI.

“We anticipate that the two new wells drilled and completed at Woodrush this March will more than double the operating netback to the Company from this field.  For the foreseeable future, management anticipates Woodrush will provide Dejour with a positive operating cash flow, a critically important milestone in our plan to exploit the much larger Gibson Gulch Project in the Piceance Basin, Colorado,” stated Harrison Blacker, President and COO.

A third well planned for drilling in March was deferred in anticipation of an early end to the winter drilling season caused by unseasonably warm weather.  Dejour is currently updating the seismic interpretation of the Woodrush field with the new well information. Management anticipates additional drilling at Woodrush over the near term.

Harrison Blacker M.Sc. M. Eng. is the qualified person for this release.

About Dejour

Dejour Enterprises Ltd. is a high growth crude oil and natural gas company operating multiple  exploration and production projects in North America’s Piceance / Uinta Basin (97,000 net acres) and Peace River Arch regions (18,000 net acres). Dejour’s veteran management team has consistently been among early identifiers of premium energy assets, repeatedly timing investments and transactions to realize their value to shareholders' best advantage.

Dejour, maintains offices in Denver, USA, Calgary and Vancouver, Canada. The company is publicly traded on the New York Stock Exchange Amex (NYSE- Amex: DEJ) and Toronto Stock Exchange (TSX: DEJ).

Non-GAAP Measures:  Operating netback and operating cash flow are financial terms that are not considered measures under Canadian generally accepted accounting principles (“GAAP”).  Operating netback is calculated as revenue less royalties and operating expenses.  Operating cash flow represents net cash provided by operating activities before changes in assets and liabilities.  Both measures are widely used to assess an oil & gas company’s ability to generate cash which is used to internally fund exploration and development activities and to service debt.  Operating netback and operating cash flow should not be considered as an alternative to net income, cash flows from operating, investing or financing activities as an indicator of cash flows, or as a measure of liquidity.  Dejour’s method of calculating these measures may differ from other companies and, accordingly, they may not be comparable to measures used by other companies.

BOEs may be misleading, particularly if used in isolation. A conversion ratio of 6 thousand cubic feet of gas to 1 BOE is used in this news release and is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Statements Regarding Forward-Looking Information:  This news release contains statements about oil and gas production and operating activities that may constitute "forward-looking statements" or “forward-looking information” within the meaning of applicable securities legislation as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated by Dejour and described in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services, government regulation and foreign political risks, fluctuations in the exchange rate between Canadian and US dollars and other currencies, as well as other risks commonly associated with the exploration and development of oil and gas properties. Additional information on these and other factors, which could affect Dejour’s operations or financial results, are included in Dejour’s reports on file with Canadian and United States securities regulatory authorities. We assume no obligation to update forward-looking statements should circumstances or management's estimates or opinions change unless otherwise required under securities law.

The TSX does not accept responsibility for the adequacy or accuracy of this news release.

Robert L. Hodgkinson, Chairman & CEO
DEJOUR ENTERPRISES LTD.
598 – 999 Canada Place,
Vancouver, BC Canada V6C 3E1
Phone: 604.638.5050  Facsimile: 604.638.5051
Email: investor@dejour.com

Investor Relations - New York
Craig Allison
Phone: 914-882-0960
Email: Callison@dejour.com

Dejour Enterprises Ltd.
(Registrant)

Dated: March 17, 2010	By:	/s/ Mathew Wong
Mathew Wong,
Chief Financial Officer